EXHIBIT 99.1

Endeavour Silver Acquires Exploration and Exploitation Rights to Two Properties Adjacent to the Guanacevi Mine, Durango State, Mexico

VANCOUVER, British Columbia, July 15, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) announces it has acquired the exploration and exploitation rights to two properties adjacent to the Guanacevi Mine in Durango State, Mexico.  Both properties cover possible extensions of Endeavour orebodies (view property map and longitudinal section here).

The El Porvenir property (15 hectares) sits adjacent to the operating Porvenir Norte mine and covers the updip extension of the Porvenir Norte orebody.  Endeavor had a similar exploration and exploitation right on this property between 2006 and 2008, during which time the Company conducted exploration drilling and small scale mining.  Previously estimated reserves and resources remain available for development and production, albeit at higher silver prices.

The El Curso property (40 hectares) lies adjacent to the now closed Porvenir Cuatro mine and covers any possible northwest extension of the Porvenir Cuatro orebody.  Porvenir Cuatro was previously Endeavour’s highest grade mine in the district.  Mining at Porvenir Cuatro ended in 2018 at the boundary with the El Curso property.  The current mine access ramp from Porvenir Cuatro to Milache crosses the entire El Curso property so Endeavour has existing underground access and infrastructure to facilitate the exploration, development and production of El Curso.

Bradford Cooke, Endeavour CEO, commented, “After many years of discussions, we are happy to announce this exploration and exploitation agreement.  It gives us access to two key properties adjacent to two of our past mines at Guanacevi in order to explore, develop and produce any extensions of the Porvenir Norte and Porvenir Cuatro orebodies.  Subject to successful exploration, we not only have the opportunity to extend the mine life at Guanacevi but also to commence development and initial production from the El Curso property this year.”

Refinadora Plata Guanacevi SA de CV (“RPG”), a subsidiary of Endeavour, has acquired a 10 year right to explore and exploit the El Porvenir and El Curso properties from Ocampo Mining SA de CV (“OM”), a subsidiary of Grupo Frisco, a major Mexican mining company.  RPG has agreed to meet certain minimum production targets from the properties subject to various terms and conditions and pay OM a fixed per tonne production payment plus a floating net smelter return royalty based on the spot silver price.

About Endeavour ‑ Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including possible extensions of the Porvenir Norte and Porvenir Cuatro orebodies, previously estimated reserves and resources, and extension of mine life at Guanacevi. The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, availability of financing, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the availability, successful exploration of the El Porvenir property and the El Curso property and development of both, no material adverse change in the market price of commodities, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.